Exhibit 12.1



                      COLONIAL REALTY LIMITED PARTNERSHIP

                 EXHIBIT 12 - Ratio of Earnings to Fixed Charges

         CRLP's ratio of earnings to fixed charges for the three months ended March 31, 2002 and 2001, was 1.72 and 1.53, respectively.

         The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income (loss) before gains from sales of property and extraordinary items (excluding interest costs capitalized) plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized) and the amortization of debt issuance costs.